Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264145

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 14 DATED FEBRUARY 13, 2024
TO THE PROSPECTUS DATED MAY 25, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated May 25, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose (i) the Fund entering into the SG Funding Facility Amendment (as defined below); and (ii) the appointment of Paul Cho, age 41, as Chief Accounting Officer of the Fund.

Amendment No. 2 to the SG Funding Facility

On February 9, 2024, the Fund and ASIF Funding I, LLC, a wholly owned subsidiary of the Fund (the “Borrower”), entered into Amendment No. 2 to the Loan and Servicing Agreement (the “SG Funding Facility Amendment”) to the Loan and Servicing Agreement, dated as of July 26, 2023 (as amended, the “SG Funding Facility”), by and among the Borrower, the Fund as equityholder, the lenders from time to time parties thereto, Société Générale, as swingline lender and agent, the collateral agent and collateral administrator party thereto, and the document custodian party thereto.

The SG Funding Facility Amendment, among other things, increased the total commitments under the SG Funding Facility from $1.0 billion to $1.2 billion, including commitments for up to $130 million of swingline loans subject to the terms of the SG Funding Facility Amendment (any usage of which reduces availability for revolving loans). The other terms of the SG Funding Facility remained materially unchanged.

Borrowings under the SG Funding Facility are subject to the SG Funding Facility’s various covenants and leverage restrictions contained in the Investment Company Act of 1940, as amended.

The description above is only a summary of the material provisions of the SG Funding Facility Amendment and is qualified in its entirety by reference to the copy of the SG Funding Facility Amendment, which is filed as an Exhibit to our Registration Statement on Form N-2 (File No. 333-264145) declared effective by the Securities and Exchange Commission on April 24, 2023, as amended and supplemented.

Appointment of Paul Cho as the Chief Accounting Officer

On February 7, 2024, the Fund’s board of trustees appointed Paul Cho, age 41, as Chief Accounting Officer, effective as of February 15, 2024. Paul Cho is a Managing Director and Chief Accounting Officer in the Finance and Accounting Department of Ares Management Corporation, a Delaware corporation and an affiliate of the Fund’s investment adviser (“Ares”) and the Chief Accounting Officer of Ares Capital Corporation, a publicly traded business development company managed by the Fund’s investment adviser. Prior to joining Ares in 2008, Paul Cho was at Macias Gini & O’Connell LLP, where he focused on audits of state and local government entities. Paul Cho holds a B.A. from the University of California, Berkeley in Economics.

Please retain this Supplement with your Prospectus.